UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the month of August, 2011
Commission File Number 001-35052
Adecoagro S.A.
(Translation of registrant’s name into English)
13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
     This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s condensed consolidated financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.
     The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.
     The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
     The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
     These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
     The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.
By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 16, 2011

Adecoagro S.A.
Condensed Consolidated Interim Financial Statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Adecoagro S.A.
We have reviewed the accompanying condensed consolidated interim statements of financial position of Adecoagro S.A. and its subsidiaries as of June 30, 2011, and the related condensed consolidated interim statements of income and comprehensive income for each of the three-month and six-month periods ended June 30, 2011 and 2010 and the condensed consolidated interim statements of changes in shareholders´ equity and of cash flows for the six-month periods ended June 30, 2011 and 2010. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board.
Buenos Aires, Argentina
August 12, 2011
PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Mariano C. Tomatis

Legal information
Denomination: Adecoagro S.A.
Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg
Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register: B153.681
Capital stock: 120,069,222 shares
Majority shareholder: Pampas Húmedas LLC, a Delaware limited liability company
Legal address: 888 Seventh Avenue, New York, New York 10106, United States of America
Parent company activity: Investing
Capital stock: 26.446.938 shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2011 and December 31, 2010 and 2009
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,	December 31,
	Note	2011	2010	2009
		(unaudited)	(restated) (*)	(restated) (*)
ASSETS
Non-Current Assets
Property, plant and equipment	6	781,737	751,992	682,878
Investment property		20,568	21,417	21,246
Intangible assets	7	29,222	28,653	21,859
Biological assets	8	162,937	133,593	190,714
Investments in joint ventures		5,453	6,271	6,506
Deferred income tax assets	16	56,792	67,463	45,113
Trade and other receivables	9	25,265	30,752	22,065
Other assets		25	26	34

Total Non-Current Assets		1,081,999	1,040,167	990,415

Current Assets
Biological assets	8	24,757	53,164	39,740
Inventories	10	135,833	57,170	57,902
Trade and other receivables	9	134,237	119,205	106,212
Derivative financial instruments		215,604	876	99
Short-term investments		48,000	—	—
Cash and cash equivalents	11	209,006	70,269	74,806

Total Current Assets		767,437	300,684	278,759

TOTAL ASSETS		1,849,436	1,340,851	1,269,174

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	12	180,104	120,000	120,000
Share premium		926,269	563,343	563,343
Cumulative translation adjustment		42,108	11,273	2,516
Equity-settled compensation		13,713	13,659	11,914
Retained earnings		28,904	257	44,161

Equity attributable to equity holders of the parent		1,191,098	708,532	741,934

Non controlling interest		15,762	14,570	15,222

TOTAL SHAREHOLDERS EQUITY		1,206,860	723,102	757,156

LIABILITIES
Non-Current Liabilities
Trade and other payables	14	11,224	11,785	6,822
Borrowings	15	254,060	250,672	203,134
Derivative financial instruments		—	—	280
Deferred income tax liabilities	16	93,714	111,495	107,045
Payroll and social security liabilities	17	1,230	1,178	1,106
Provisions for other liabilities		4,265	4,606	3,326

Total Non-Current Liabilities		364,493	379,736	321,713

Current Liabilities
Trade and other payables	14	74,129	69,236	62,098
Current income tax liabilities		4,063	978	222
Payroll and social security liabilities	17	18,296	15,478	10,079
Borrowings	15	179,016	138,800	103,647
Derivative financial instruments		1,309	8,920	12,607
Provisions for other liabilities		1,270	4,601	1,652

Total Current Liabilities		278,083	238,013	190,305

TOTAL LIABILITIES		642,576	617,749	512,018

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,849,436	1,340,851	1,269,174

(*)	See Note 2.3.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three-month and six-month periods ended June 30, 2011 and 2010
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30		Three-months ended June 30
	Note	2011	2010	2011	2010
		(unaudited)
Sales of manufactured products and services rendered	19	146,178	86,660	119,837	53,479
Cost of manufactured products sold and services rendered	20	(96,086)	(75,560)	(74,142)	(40,313)

Gross Profit/(Loss) from Manufacturing Activities		50,092	11,100	45,695	13,166

Sales of agricultural produce and biological assets	19	88,693	68,641	56,782	49,472
Cost of agricultural produce sold and direct agricultural selling expenses	20	(88,693)	(68,641)	(56,782)	(49,472)
Initial recognition and changes in fair value of biological assets and agricultural produce		55,969	(53,556)	(2,489)	(51,589)
Changes in net realizable value of agricultural produce after harvest.		4,069	118	1,449	(1,516)

Gross Profit/(Loss) from Agricultural Activities		60,038	(53,438)	(1,040)	(53,105)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		110,130	(42,338)	44,655	(39,939)

General and administrative expenses	20	(33,508)	(28,655)	(16,201)	(14,672)
Selling expenses	20	(24,074)	(17,455)	(18,204)	(11,451)
Other operating (loss)/ income, net	22	(304)	9,588	5,392	(1,942)
Share of loss of joint ventures		(350)	(220)	(350)	(220)

Gain/(Loss) from Operations Before Financing and Taxation		51,894	(79,080)	15,292	(68,224)

Finance income	23	13,611	2,408	10,188	1,554
Finance costs	23	(24,654)	(18,558)	(9,346)	(9,396)

Financial results, net	23	(11,043)	(16,150)	842	(7,842)

Gain/(Loss) Before Income Tax		40,851	(95,230)	16,134	(76,066)

Income tax (charge) / benefit	16	(12,754)	24,650	(3,398)	22,302

Gain/(Loss) for the Period		28,097	(70,580)	12,736	(53,764)

Attributable to:
Equity holders of the parent		27,569	(69,170)	12,486	(52,786)
Non controlling interest		528	(1,410)	250	(978)

Gains/(Losses) per share for loss attributable to the equity holders of the parent during the period:
Basic	24	0.2320	(0.5764)	0.1040	(0.4399)
Diluted	24	0.2304	(0.5764)	0.1033	(0.4399)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three-month and six-month periods ended June 30, 2011 and 2010
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30		Three-months ended June 30
	2011	2010	2011	2010
		(unaudited)
Gain/(Loss) for the period	28,097	(70,580)	12,736	(53,764)
Other comprehensive income:
Exchange differences on translating foreign operations	31,477	(18,500)	21,927	(8,261)

Other comprehensive income/ (loss) for the period	31,477	(18,500)	21,927	(8,261)

Total comprehensive income/(loss) for the period	59,574	(89,080)	34,663	(62,025)

Attributable to:
Equity holders of the parent	58,404	(87,293)	33,971	(60,887)
Non controlling interest	1,170	(1,787)	692	(1,138)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2011 and 2010
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
			Cumulative				Non	Total
	Share	Share	Translation	Equity-settled	Retained		Controlling	Shareholders’
	Capital	Premium	Adjustment	Compensation	Earnings	Subtotal	Interest	Equity

Balance at January 1, 2010	120,000	563,343	2,516	11,914	44,161	741,934	15,222	757,156
Total comprehensive loss for the period	—	—	(18,123)	—	(69,170)	(87,293)	(1,787)	(89,080)
Employee share options granted	—	—	—	970	—	970	20	990

Balance at June 30, 2010 (unaudited)	120,000	563,343	(15,607)	12,884	(25,009)	655,611	13,455	669,066

Balance at January 1, 2011	120,000	563,343	11,273	13,659	257	708,532	14,570	723,102
Total comprehensive income for the period	—	—	30,835	—	27,569	58,404	1,170	59,574
Net proceeds from IPO and Private placement (Note 12)	60,104	362,926	—	—	—	423,030	—	423,030
Employee share options granted (Note 13)	—	—	—	458	—	458	9	467
Restricted shares granted (Note 13)	—	—	—	674	—	674	13	687
Employee share options forfeited	—	—	—	(1,078)	1,078	—	—	—

Balance at June 30, 2011 (unaudited)	180,104	926,269	42,108	13,713	28,904	1,191,098	15,762	1,206,860

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2011 and 2010
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	June 30,
	Note	2011	2010
		(unaudited)	(unaudited)
Cash flows from operating activities:
Gain /(Loss) for the period		28,097	(70,580)
Adjustments for:
Income tax charge/(benefit)	16	12,754	(24,650)
Depreciation	20	13,799	13,754
Amortization	7	189	196
Gain from disposal of other property items	22	(335)	(654)
Employee share options granted	21	1,154	990
Loss from derivative financial instruments and forwards	22, 23	(7,829)	(9,586)
Interest and other expense, net	23	14,667	11,475
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(16,665)	68,717
Changes in net realizable value of agricultural produce after harvest (unrealized)		(28)	136
Provision and allowances		(2,406)	(902)
Share of loss from joint venture		350	220
Foreign exchange (gains)/ losses, net	23	(713)	4,221
Changes in operating assets and liabilities:
(Increase)/ decrease in trade and other receivables		(10,002)	21,902
Increase in inventories		(73,828)	(34,899)
Decrease in biological assets		50,835	39,313
Decrease in other assets		1	9
Decrease in derivative financial instruments		(9,510)	(2,390)
Increase/ (decrease) in trade and other payables		3,811	(13,027)
Increase in payroll and social security liabilities		2,870	3,320
Decrease in provisions for other liabilities		(3)	(765)

Net cash generated from/ (used in) operating activities before interest and taxes paid		7,208	6,800
Interest paid		(16,682)	(14,699)
Income tax paid		(15,527)	(2,925)

Net cash used in operating activities		(25,001)	(10,824)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2011 and 2010 (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	June 30,
	Note	2011	2010
		(unaudited)	(unaudited))
Cash flows from investing activities:
Purchases of property, plant and equipment		(23,577)	(50,170)
Purchases of intangible assets	7	(37)	(36)
Purchase of cattle and non current biological assets planting cost		(24,801)	(25,367)
Interest received	23	2,468	647
Proceeds from sale of property, plant and equipment		890	1,203
Short-term investments		(48,000)	—
Acquisition of currency forward		(205,000)	—

Net cash used in investing activities		(298,057)	(73,723)

Cash flows from financing activities:
Net proceeds from IPO and Private placement	12	421,778	—
Proceeds from long-term borrowings		17,167	12,725
Payments of long-term borrowings		(13,709)	(18,626)
Net increase in short-term borrowings		39,931	60,589

Net cash generated from financing activities		465,167	54,688

Net increase/(decrease) in cash and cash equivalents		142,109	(29,859)

Cash and cash equivalents at beginning of period		70,269	74,806
Effect of exchange rate changes on cash and cash equivalents		(3,372)	6,284

Cash and cash equivalents at end of period		209,006	51,231

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
1. General information and Reorganization
     Adecoagro S.A. (the “Company” or “Adecoagro”) is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.
     The Group was established in 2002 and has subsequently grown significantly both organically and through acquisitions. The Group currently has operations in Argentina, Brazil and Uruguay.
     The Company is the Group’s ultimate parent company and is a Societe Anonyme corporation incorporated and domiciled in the Grand Duchy of Luxembourg. The address of its registered office is 13-15 Avenue de la Liberté, L-1931, Luxembourg.
     These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 12, 2011.
     Reorganization
     On October 30, 2010 the members of International Farmland Holdings LLC (“IFH”) completed the contribution of 98% of their respective interests in IFH on a pro rata basis to a newly formed entity, Adecoagro, as contribution in kind in exchange for 100% of the common shares of Adecoagro outstanding as of that date (the “Reorganization”). This Reorganization was done, among other things, to facilitate the initial public offering of the Group, which occurred on January 28, 2011. Adecoagro had no prior assets, holdings or operations.
     The consolidated financial statements of Adecoagro at December 31, 2010 and for the six- month period ended June 30, 2010, are presented using the historical values from the consolidated financial statements of IFH. However, the issued share capital reflects that of Adecoagro as of that date. The Reorganization is retroactively reflected in the consolidated financial statements of Adecoagro as of that date, in the period in which the Reorganization occurred. The Reorganization did not qualify as a business combination under common control; rather, it was a simple Reorganization of the capital of IFH, the existing organization. As such, the Reorganization is a non-adjusting event under IAS 10 and therefore it is recognized retroactively in the consolidated financial statements of the period in which the Reorganization occurs.
     On January 28, 2011 the Company successfully completed an initial public offering and a private placement (see Note 12).

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2. Basis of preparation
     The information presented in the accompanying interim six-month financial statements is unaudited. In the opinion of management, the accompanying condensed consolidated interim financial statements reflect all adjustments necessary to present fairly the financial position of the Group at June 30, 2011, results of operations and cash flows for the six months ended June 30, 2011 and 2010. All such adjustments are of a normal recurring nature. In preparing the accompanying condensed consolidated interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results. These condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the Group’s audited December 31, 2010 annual financial statements, except as stated in 2.2 and 2.3 below. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the audited financial statements of the Group as of that date.
     These condensed consolidated interim financial information as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The annual financial statements for the year ended December 31, 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The condensed consolidated interim financial statements are presented in United States Dollars.
2.1 New accounting standards
     The impact of new accounting standards, amendments and interpretations on the Group’s financial statements for the six-month period ended June 30, 2011 is set out below:
     An amendment to IAS 32 (Financial Instruments: Presentation) was issued in October 2009. The amendment clarifies that rights issues, options and warrants denominated in a currency other than the issuer’s functional currency and offered on a pro-rata basis to all owners of the same class of equity must be classified as equity. Such rights issues have so far been accounted for as liabilities. The change relates only to issues of a fixed number of shares at a fixed foreign-currency exercise price. The amendment is to be applied for annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment was effective for the Group’s six-month period ended June 30, 2011, and did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.
     IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” was issued in November 2009. The interpretation addresses the accounting treatment in cases where a company settles all or part of a financial liability by issuing equity instruments to the creditor. It is to be applied for annual periods beginning on or after July 1, 2010. Earlier application is permitted. The amendment was effective for the Group’s six-month period ended June 30, 2011, and did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.
     The IASB issued IAS 24 (revised) in November 2009. The revisions provide a partial exemption from the disclosure requirements for government-related entities and simplify the definition of a related party. The revisions are applicable for accounting periods beginning on or after 1 January 2011. Earlier application is permitted. The revised standard was effective for the Group’s six-month period ended June 30, 2011, and did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.
     In November 2009 amendments were issued to IFRIC 14 “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, an interpretation of IAS 19 (Employee Benefits). The amendments apply when a company is subject to minimum pension plan funding requirements. They enable prepayments of the respective contributions to be recognized as an asset. The amendments are to be applied for annual periods beginning on or after January 1, 2011. Earlier application is permitted. The amendment was effective for the Group’s six-month period ended June 30, 2011, and did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.1 New accounting standards (continued)
     On 6 May 2010, the IASB issued Improvements to IFRSs — a collection of amendments to seven IFRSs — as part of its program of annual improvements to its standards. The amendments are effective for annual periods beginning on or after July 1, 2010 and January 1, 2011 (thus effective for the Group’s six-month period ended June 30, 2011), although entities are permitted to adopt them earlier. These amendments relate to IFRS 1 “First Time Adoption of IFRS”, IFRS 3 “Business Combination”, IFRS 7 “Financial Instruments: Disclosures”, IAS 1 “Presentation of Financial Statements”, IAS 27 “Consolidated and separate financial statements”, IAS 34 “Interim Financial Reporting” and IFRIC 13 “Customer Loyalty Programmes”. The amendments did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.
2.2 New significant accounting policies
     The following significant accounting policies were applied for the first time in the preparation of these condensed consolidated interim financial statements.
     Short-term investments
     Short-term investments includes fixed-term deposits not repayable on demand and with original maturities of more than three months.
2.3 Revision of previously issued financial statements
     During the six-month period ended June 30, 2011, the Group changed its accounting policy for the classification of certain bearer biological assets, mainly sugar cane and coffee plantations, on the statement of financial position. As from June 30, 2011, the Group classified these biological assets as non-current assets in the statement of financial position. This is consistent with the trend of industry financial statements published in Brazil, which are based on IFRS recently adopted in that country. Comparative financial statements were revised as a result of such change, reducing current biological assets and increasing non-current biological assets in US$ 29,377 and US$ 20,367 as of December 31, 2010 and 2009, respectively.
2.4 Seasonality of operations
     The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3. Financial risk management
     Risk management principles and processes
     There have been no significant changes on the risks the Group’s activities are exposed to.
     The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate management of risk. This Risk and Commercial Committee has overall accountability for the identification and management of risk across the Group.
     The principal financial risks arising from financial instruments are raw material price risk, end-product price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk.
     The principal risks and uncertainties facing the business, which you could find in the annual financial statements of the Company, are the following:
•	End-product price risk
     The Group uses a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop sales forwards contracts, but also includes occasionally put and call options.
     Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales, including sales forward contracts, are not financial instruments within the scope of IFRS 7 disclosure requirements.
     The Group estimates that for the period ended June 30, 2011, other factors being constant, and a 5% increase (or decrease) in prices of the Group’s end products would increase (or decrease) Gain Before Income Tax by approximately US$ 4,646.
•	Liquidity risk
     There have been no significant changes regarding exposure to liquidity risk since December 31, 2010.
•	Interest rate risk
     There have been no significant changes regarding interest rate risk exposure since December 31, 2010.
     The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at June 30, 2011 (all amounts are shown in US dollars):

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)

	June 30, 2011
	Functional currency
	Argentine	Brazilian
Rate per currency denomination	Peso	Reais	Uruguayan Peso	Total
		(unaudited)
Fixed rate:
Argentine Peso	91	—	—	91
Brazilian Reais	—	83,569	—	83,569
US Dollar	49,106	—	1,195	50,301

Subtotal Fixed-rate borrowings	49,197	83,569	1,195	133,961

Variable rate:
Brazilian Reais	—	109,741	—	109,741
US Dollar	54,755	134,348	—	189,103

Subtotal Variable-rate borrowings	54,755	244,089	—	298,844

Total borrowings as per analysis	103,952	327,658	1,195	432,805

Finance leases	126	145	—	271

Total borrowings at June 30, 2011	104,078	327,803	1,195	433,076

     At June 30, 2011, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Gain Before Income Tax for the period would decrease (or increase) as follows:

	June 30, 2011
	Functional currency
	Argentine	Brazilian
Rate per currency denomination	Peso	Reais	Uruguayan Peso	Total
		(unaudited)
Variable rate:
Brazilian Reais	—	1,097	—	1,097
US Dollar	548	1,343	—	1,891

Total effects on Gain Before Income Tax	548	2,440	—	2,989

•	Credit risk
     There have been no significant changes regarding exposure to credit risk arising from outstanding receivables since December 31, 2010. As of June 30, 2011, one bank accounted for more than 75% of the total cash deposited (HSBC). Additionally, during the six-month period ended June 30, 2011, the Group entered into a derivative contract (currency forward) with the Deutsche Bank for a notional amount of US$ 205 million.
•	Derivative financial instruments
     As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to hedge certain foreign currency cash flows and to adjust the currency composition of its assets and liabilities; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
     The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with large institutions with high-credit-quality (usually equal or higher than the Group’s). The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged.
     Non-hedging derivatives are classified as current when realization within 12 months is expected. Otherwise they are classified as non-current, although any portion that is expected to be realized within 12 months of the date of the statement of financial position is presented as current. The Group did not apply hedge accounting to these instruments.
     The following table shows the outstanding positions for each type of derivative contract as of June 30, 2011:
•	Futures / Options
     As of June 30, 2011

	June 30, 2011
			Market
Type of		Notional	Value Asset/	(Loss)/ Gain
derivative contract	Tons	amount	(Liability)	(*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	9	2,478	210	210
Soybean	33	13,828	627	627
Wheat	1	170	9	(13)
Sugar	15,545	8,459	(528)	(1,587)
Coffee	1,344	7,981	112	(304)
Cotton	91	292	46	46
Options:
Corn	10	106	(13)	(13)

Total	17,033	33,314	463	(1,034)

(*)	Included in line “Gain from commodity derivative financial instruments” within “Other operating income, net”. See Note 22.
     Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.
•	Currency forward
     The Company intends to use approximately US$ 230 million of the net proceeds from the Initial Public Offering to finance part of the construction costs of Ivinhema, the new sugar and ethanol mill in Brazil. Considering this, in April 2011, and in order to hedge the fluctuation of the Brazilian Reais against the US dollar, the Group bought a ninety-day Zero Coupon Note from Deutsche Bank AG London Branch for a notional amount of US$ 205 million (equivalent to Reais 328 million), where the amount of Brazilian Reais to receive at maturity is fixed. The Zero Coupon Note matured on August 2, 2011 and the Group received US$ 211 million, which resulted in the recognition of a gain of US$ 6 million included within “Finance income”.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4.	Critical accounting estimates and judgments
     Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are consistent with those of the annual financial statements for the year ended December 31, 2010. Further discussion on critical accounting policies for the period ended June 30, 2011 is included below.
     Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.
     (a) Impairment testing
     For the six-month period ended June 30, 2011 there were no new events or circumstances that indicate that an impairment had occurred.
     (b) Biological assets
     The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets and certain agricultural produce is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.
     (c) Fair value of derivatives and other financial instruments
     Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using period-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.
5.	Segment information
     The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.
     The Group’s ‘Farming’ is further comprised of five reportable segments: Crops, Rice, Dairy, Coffee and Cattle.
     The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the condensed consolidated interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.
     The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
Segment analysis for the six-month period ended June 30, 2011(unaudited):

	Farming						Sugar,
						Farming	ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	subtotal	energy	transformation	Corporate	Total
Sales of manufactured products and services rendered	176	33,884	—	713	2,345	37,118	109,060	—	—	146,178
Cost of manufactured products sold and services rendered	—	(29,720)	—	(629)	(191)	(30,540)	(65,546)	—	—	(96,086)

Gross Profit from Manufacturing Activities	176	4,164	—	84	2,154	6,578	43,514	—	—	50,092

Sales of agricultural produce and biological assets	75,973	35	8,963	3,204	518	88,693	—	—	—	88,693
Cost of agricultural produce sold and direct agricultural selling expenses	(75,973)	(35)	(8,963)	(3,204)	(518)	(88,693)	—	—	—	(88,693)
Initial recognition and changes in fair value of biological assets and agricultural produce	37,030	8,275	3,424	2,338	351	51,418	4,551	—	—	55,969
Gain from changes in net realizable value of agricultural produce after harvest	5,832	—	—	(1,763)	—	4,069	—	—	—	4,069

Gross Profit from Agricultural Activities	42,862	8,275	3,424	575	351	55,487	4,551	—	—	60,038

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	43,038	12,439	3,424	659	2,505	62,065	48,065	—	—	110,130

General and administrative expenses	(4,806)	(4,016)	(798)	(635)	(164)	(10,419)	(11,265)	—	(11,824)	(33,508)
Selling expenses	(813)	(5,605)	(188)	(235)	(27)	(6,868)	(17,206)	—	—	(24,074)
Other operating (loss)/ income, net	(3,047)	113	—	241	—	(2,693)	2,411	—	(22)	(304)
Share of loss of joint ventures	—	—	(350)	—	—	(350)	—	—	—	(350)

Gain/ (Loss) from Operations Before Financing and Taxation	34,372	2,931	2,088	30	2,314	41,735	22,005	—	(11,846)	51,894

Depreciation and amortization	(658)	(1,351)	(232)	(281)	(120)	(2,642)	(11,346)	—	—	(13,988)
Initial recognition and changes in fair value of biological assets (unrealized)	5,074	—	1,485	(817)	—	5,742	(10,650)	—	—	(4,908)
Initial recognition and changes in fair value of agricultural produce (unrealized)	10,026	4,123	—	3,155	—	17,304	4,269	—	—	21,573
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	21,930	4,152	1,939	—	351	28,372	10,932	—	—	39,304
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	—	28	—	28	—	—	—	28
Gain from changes in net realizable value of agricultural produce after harvest (realized)	5,832	—	—	(1,791)	—	4,041	—	—	—	4,041

Property, plant and equipment, net	209,372	48,017	4,275	27,083	19,226	307,973	473,764	—	—	781,737
Investment property	—	—	—	—	20,568	20,568	—	—	—	20,568
Goodwill	4,770	6,717	—	1,190	308	12,985	14,190	—	—	27,175
Biological assets	22,142	2,435	7,946	22,742	219	55,484	132,210	—	—	187,694
Investment in joint ventures	—	—	5,453	—	—	5,453	—	—	—	5,453
Inventories	43,581	33,854	1,638	8,390	16	87,479	48,354	—	—	135,833

Total segment assets	279,865	91,023	19,312	59,405	40,337	489,942	668,518	—	—	1,158,460

Borrowings	66,029	41,631	10,408	15,638	—	133,706	299,370	—	—	433,076

Total segment liabilities	66,029	41,631	10,408	15,638	—	133,706	299,370	—	—	433,076

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
Segment analysis for the six-month period ended June 30, 2010 (unaudited):

	Farming						Sugar,
						Farming	ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	subtotal	energy	transformation	Corporate	Total
Sales of manufactured products and services rendered	184	30,768	—	2,709	1,708	35,369	51,291	—	—	86,660
Cost of manufactured products sold and services rendered	—	(26,692)	—	(2,546)	—	(29,238)	(46,322)	—	—	(75,560)

Gross Profit from Manufacturing Activities	184	4,076	—	163	1,708	6,131	4,969	—	—	11,100

Sales of agricultural produce and biological assets	59,836	153	5,951	1,310	1,342	68,592	49	—	—	68,641
Cost of agricultural produce sold and direct agricultural selling expenses	(59,836)	(153)	(5,951)	(1,310)	(1,342)	(68,592)	(49)	—	—	(68,641)
Initial recognition and changes in fair value of biological assets and agricultural produce	20,357	2,342	5,207	161	524	28,591	(82,147)	—	—	(53,556)
Gain from changes in net realizable value of agricultural produce after harvest	(863)	—	—	981	—	118	—	—	—	118

Gross Profit/ (Loss) from Agricultural Activities	19,494	2,342	5,207	1,142	524	28,709	(82,147)	—	—	(53,438)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	19,678	6,418	5,207	1,305	2,232	34,840	(77,178)	—	—	(42,338)

General and administrative expenses	(3,685)	(2,167)	(1,307)	(416)	(180)	(7,755)	(9,394)	—	(11,506)	(28,655)
Selling expenses	(660)	(4,204)	(166)	(469)	(140)	(5,639)	(11,816)	—	—	(17,455)
Other operating income, net	1,406	84	—	41	(12)	1,519	8,639	—	(570)	9,588
Share of loss of joint ventures	—	—	(220)	—	—	(220)	—	—	—	(220)

Gain/ (Loss) from Operations Before Financing and Taxation	16,739	131	3,514	461	1,900	22,745	(89,749)	—	(12,076)	(79,080)

Depreciation and amortization	(937)	(950)	(186)	(53)	(209)	(2,335)	(11,615)	—	—	(13,950)
Initial recognition and changes in fair value of biological assets (unrealized)	1,270	—	3,056	(789)	—	3,537	(82,296)	—	—	(78,759)
Initial recognition and changes in fair value of agricultural produce (unrealized)	7,204	1,811	—	901	—	9,916	126	—	—	10,042
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	11,883	531	2,151	49	524	15,138	23	—	—	15,161
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	—	(136)	—	(136)	—	—	—	(136)
Gain from changes in net realizable value of agricultural produce after harvest (realized)	(863)	—	—	1,117	—	254	—	—		254

As of December 31, 2010:
Property, plant and equipment, net	204,454	50,898	4,202	25,265	18,831	303,650	448,342	—	—	751,992
Investment property	—	1,168	—	—	20,249	21,417	—	—	—	21,417
Goodwill	4,672	7,023	577	1,115	—	13,387	13,107	—	—	26,494
Biological assets	31,247	21,555	7,130	21,577	401	81,910	104,847	—	—	186,757
Investment in joint ventures	—	—	6,271	—	—	6,271	—	—	—	6,271
Inventories	22,926	8,422	883	7,023	61	39,315	17,855	—	—	57,170

Total segment assets	263,299	89,066	19,063	54,980	39,542	465,950	584,151	—	—	1,050,101

Borrowings	59,339	41,050	10,262	13,651	—	124,302	265,170	—	—	389,472

Total segment liabilities	59,339	41,050	10,262	13,651	—	124,302	265,170	—	—	389,472

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
     Total segment assets are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.
     Total segment liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These liabilities are allocated based on the operations of the segment.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
6. Property, plant and equipment
     Changes in the Group’s property, plant and equipment in the six-month periods ended June 30, 2011 and 2010 were as follows:

				Machinery,
				equipment,
		Farmland	Buildings and	furniture and
	Farmlands	improvements	facilities	fittings	Computer equipment	Vehicles	Work in progress	Total
Six-month period ended June 30, 2010
Opening net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878
Exchange differences	(10,779)	(21)	(4,059)	(5,756)	(51)	(41)	(3,455)	(24,162)
Additions	300	—	343	11,111	205	212	45,575	57,746
Transfers	—	154	30,327	27,378	24	—	(57,883)	—
Disposals	—	—	(198)	(264)	(32)	(55)	—	(549)
Reclassification to non-income tax credits (*)	—	—	—	—	—	—	(5,800)	(5,800)
Depreciation charge	—	(95)	(3,384)	(12,346)	(197)	(120)	—	(16,142)

Closing net book amount	289,393	472	125,683	190,771	1,331	1,058	85,263	693,971

At June 30, 2010 (unaudited)
Cost	289,393	3,219	149,057	265,639	2,351	2,676	85,263	797,598
Accumulated depreciation	—	(2,747)	(23,374)	(74,868)	(1,020)	(1,618)	—	(103,627)

Net book amount	289,393	472	125,683	190,771	1,331	1,058	85,263	693,971

Six-month period ended June 30, 2011
Opening net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992
Exchange differences	(158)	(14)	9,877	15,172	90	(20)	919	25,866
Additions	—	—	246	6,899	220	149	17,059	24,573
Transfers	—	542	7,927	4,317	137	—	(12,923)	—
Disposals	—	—	(36)	(489)	—	(30)	—	(555)
Reclassification to non-income tax credits (*)	—	—	—	(1,533)	—	—	—	(1,533)
Depreciation charge	—	(127)	(4,503)	(13,488)	(300)	(188)	—	(18,606)

Closing net book amount	305,254	646	178,759	250,788	1,749	1,014	43,527	781,737

At June 30, 2011 (unaudited)
Cost	305,254	3,597	211,372	355,013	3,321	2,961	43,527	925,045
Accumulated depreciation	—	(2,951)	(32,613)	(104,225)	(1,572)	(1,947)	—	(143,308)

Net book amount	305,254	646	178,759	250,788	1,749	1,014	43,527	781,737

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
6. Property, plant and equipment (continued)
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 9).
     An amount of US$11,229 and US$11,263 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the six-month periods ended June 30, 2011 and 2010, respectively. An amount of US$2,570 and US$2,491 of depreciation charges are included in “General and administrative expenses” for the six-month periods ended June 30, 2011 and 2010, respectively. An amount of US$4,807 and US$2,388 of depreciation charges were not charged to the statement of income and were capitalized in “Inventories” for the six-month periods ended June 30, 2011 and 2010, respectively.
     As of June 30, 2011, borrowing costs of US$475 (June 30, 2010: US$3,423) were capitalized as components of the cost of acquisition or construction of qualifying assets.
     Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$362,981 as of June 30, 2011.
     As of June 30, 2011, included within property, plant and equipment balances are US$0.2 million related to the net book value of assets under finance leases.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
7. Intangible assets
     Changes in the Group’s intangible assets in the six-month periods ended June 30, 2011 and 2010 were as follows:

	Goodwill	Trademarks	Software	Total
Six-month period ended June 30, 2010
Opening net book amount	19,953	1,556	350	21,859
Exchange differences	(505)	(158)	(169)	(832)
Additions	—	—	36	36
Disposals	—	(195)	—	(195)
Amortization charge (i) (20)	—	(108)	(88)	(196)

Closing net book amount	19,448	1,095	129	20,672

At June 30, 2010 (unaudited)
Cost	19,448	1,879	476	21,803
Accumulated amortization	—	(784)	(347)	(1,131)

Net book amount	19,448	1,095	129	20,672

Six-month period ended June 30, 2011
Opening net book amount	26,494	1,884	275	28,653
Exchange differences	681	19	21	721
Additions	—	—	37	37
Amortization charge (ii) (Note 20)	—	(107)	(82)	(189)

Closing net book amount	27,175	1,796	251	29,222

At June 30, 2011 (unaudited)
Cost	27,175	2,792	725	30,692
Accumulated amortization		(996)	(474)	(1,470)

Net book amount	27,175	1,796	251	29,222

(i)	For the six-month period ended June 30, 2011 an amount of US$82 and US$107 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

(ii)	For the six-month period ended June 30, 2010 an amount of US$88 and US$108 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
     The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of December 31, 2010.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
8. Biological assets
     Changes in the Group’s biological assets in the six-month periods ended June 30, 2011 and 2010 were as follows:

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Beginning of the period	186,757	230,454
Initial recognition and changes in fair value of biological assets (i)	55,969	(53,556)
Decrease due to harvest	(196,322)	(130,081)
Decrease due to sales	(1,212)	(1,540)
Costs incurred during the period	132,196	102,514
Exchange differences	10,306	(7,046)

End of the period year	187,694	140,745

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$10,664 (gain) for the six-month period ended June 30, 2011 (June 30, 2010: US$ (76,255) (loss)). In 2011, an amount of US$26,814 (2010: US$ (61,511)) was attributable to price changes, and an amount of US$ (16,150) (2010: US$ (14,744)) was attributable to physical changes.
     Biological assets as of June 30, 2011 and December 31, 2010 and 2009 were as follows:

	June 30,	December 31,	December 31,
	2011	2010	2009
	(unaudited)
Non-current
Cattle for dairy production	7,946	7,130	4,313
Other cattle	39	39	66
Sown land — coffee	22,742	21,577	21,634
Sown land — sugarcane	132,210	104,847	164,701

	162,937	133,593	190,714

Current
Other cattle	180	362	749
Sown land — crops	22,142	31,247	27,467
Sown land — rice	2,435	21,555	11,524

	24,757	53,164	39,740

Total biological assets	187,694	186,757	230,454

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
9. Trade and other receivables, net

	June 30,	December 31,
	2011	2010
	(unaudited)
Non current
Income tax credits	453	3,628
Non-income tax credits (i)	6,626	8,681
Receivable from disposal of farmlands (ii)	13,931	13,656
Cash collateral	3,332	3,079
Other receivables	923	1,708

Non current portion	25,265	30,752

Current
Trade receivables	45,469	32,702
Receivables from related parties (Note 25)	2,704	1,662
Less: Allowance for trade receivables	(1,389)	(1,323)

Trade receivables — net	46,784	33,041

Prepaid expenses	8,409	8,299
Advances to suppliers	13,292	14,274
Income tax credits	4,441	6,954
Non-income tax credits (i)	44,705	38,006
Cash collateral	2,381	2,342
Receivable from disposal of farmlands (ii)	10,678	10,432
Receivable with related parties (Note 25)	—	291
Other receivables	3,547	5,566

Subtotal	87,453	86,164

Current portion	134,237	119,205

Total trade and other receivables, net	159,502	149,957

(i)	Includes US$1,533 and US$6,721 reclassified from property, plant and equipment as of June 30, 2011 and December 31, 2010, respectively.

(ii)	Relates to the sale of a farmland for which total net proceeds of US$24.6 million have not been fully collected as of June 30, 2011.
     The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
9. Trade and other receivables, net (continued)
     The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30,	December 31,
	2011	2010
	(unaudited)
Currency
US Dollar	55,116	53,561
Argentine Peso	32,123	38,977
Uruguayan Peso	889	697
Brazilian Reais	71,374	56,722

	159,502	149,957

     As of June 30, 2011 trade receivables of US$27,761 (December 31, 2010: US$9,379) were past due but not impaired. The ageing analysis of these receivables is as follows:

	June 30,	December 31,
	2011	2010
	(unaudited)
Up to 3 months	24,944	7,929
3 to 6 months	369	542
Over 6 months	1,049	908

	26,362	9,379

     The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.
     The other classes within other receivables do not contain impaired assets.
     The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.
     As of June 30, 2011 and December 31, 2010, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to work with banks rated “BBB+” or higher. At June 30, 2011, one bank (HSBC) accounted for more than 75% of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand.
     Additionally, during the six-month period ended June 30, 2011, the Group invested in fixed-term bank deposits with one bank (HSBC) and entered into a derivative contract (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis.
     The Group arranged the interest rate swaps with Citibank N.A. (United States), HSBC S.A. (Brazil) and Banco Pine S.A. (Brazil). The Group also arranged an Crop commodity futures are traded in the established trading markets of Argentina and Brazil through well rated brokers. Counterparty risk derived from these transactions is not material.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
10. Inventories

	June 30,	December 31,
	2011	2010
	(unaudited)
Raw materials	39,481	25,292
Finished goods	92,915	25,601
Stocks held by third parties	3,382	6,267
Others	55	10

	135,833	57,170

     The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$89,992 for the six-month period ended June 30, 2011. The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$70,409 for the six-month period ended June 30, 2011.
11. Cash and cash equivalents

	June 30,	December 31,
	2011	2010
	(unaudited)
Cash at bank and on hand	40,661	31,768
Short-term bank deposits	168,345	38,501

	209,006	70,269

12. Shareholders’ contributions

	Number of shares	Share capital and
	(thousands)	share premium
At January 1, 2010	120,000	683,343

At June 30, 2010	120,000	683,343

At January 1, 2011	120,000	683,343
At January 24, 2011, after reverse split (1)	80,000	683,343
Issue of shares on January 28, 2011 (2)	40,069	423,030

At June 30, 2011	120,069	1,106,373

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$1 to US$1.5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.

(2)	Initial Public Offering and private placement.
     On January 28, 2011 the Company successfully completed an initial public offering of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$11 per share. In addition, on February 11, 2010, the Company issued 4,285,714 shares as a consequence of the over-alloment option exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$359 million.
     On January 28, 2011, Adecoagro’s also issued and sold to Al Gharrafa Investment Company 7,377,598 common shares at a purchase price per share of US$10,65, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Company. This transaction was conditioned upon, and closed immediately after, the closing of the initial public offering of the Company. Consequently the Company raised US$79 million.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
12. Shareholders’ contributions (continued)
     The Company intends to use these funds to finance part of the construction costs of Ivinhema (sugar and ethanol mill in Brazil) and for potential investments in the acquisition of farmland and capital expenditures required in the expansion of the farming business.
     Related transaction costs totaling US$15 million net of tax have been netted off with the deemed proceeds, on the Share premium issued.
13. Equity-settled share-based payments
     The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group ´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro 2010 Restricted Share Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.
     (a) Option Schemes
     For the six-month periods ended June 30, 2011 and 2010 the Group incurred US$0.5 million and US$1.0 million respectively, related to the options granted under the Option Schemes.
     The fair value of the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.
     Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

	May	May	May	Feb	Oct	Dec	Jan	Nov
Grant Date	2004	2005	2006	2006	2006	2007	2009	2009

Expected volatility	39%	37%	36%	36%	36%	36%	21%	22%
Expected life	5.77	5.37	4.97	5.05	4.8	6.5	6.5	6.5
Risk free rate	3.46%	3.56%	4.46%	4.13%	4.14%	3.22%	1.85%	2.31%
Expected dividend yield	1%	1%	1%	1%	1%	1%	0%	0%
Fair value per option	$2.21	$2.10	$3.03	$2.51	$2.97	$4.78	$3.52	$3.78
Possibility of ceasing employment before vesting	0%	0%	0%	0%	0%	0.09%	0.40%	0.72%
Exercise price	$5.83	$5.83	$5.83	$7.11	$8.62	$12.82	$13.40	$13.40

	Jan	Jan	Jun	Sep	Sep
Grant Date	2010	2010	2010	2010	2010

Expected volatility	22%	22%	22%	22%	22%
Expected life	6.5	6.5	6.5	6.5	6.5
Risk free rate	2.34%	2.34%	1.79%	1.41%	1.41%
Expected dividend yield	0%	0%	0%	0%	0%
Fair value per option	$3.62	$3.38	$3.17	$3.05	$3.28
Possibility of ceasing employment before vesting	0.85%	0.85%	0.97%	1.17%	1.17%
Exercise price	$12.82	$13.40	$13.40	$13.40	$12.82

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
13. Equity-settled share-based payments (continued)
     Since the Group’s shares were not historically publicly traded expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.
     Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:
     2004 Incentive Option Plan

	June 30, 2011		June 30, 2010
	Average		Average
	exercise		exercise
	price per	Options	price per	Options
	share	(thousands)	share	(thousands)
At January 1	6.67	2,176	4.48	3,602
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Expired	—	—	—	—

At June 30	6.67	2,176	4.48	3,602

     2007/2008 Equity Incentive Plan

	June 30, 2011		June 30, 2010
	Average		Average
	exercise		exercise
	price per	Options	price per	Options
	share	(thousands)	share	(thousands)
At January 1	13.05	2,113	8.69	3,046
Granted	—	—	8.81	174
Forfeited	12.82	(46)	—	—
Exercised	—	—	—	—
Expired	—	—	—	—

At June 30	13.05	2,067	8.69	3,220

     Options outstanding under the plans have the following expiry date and exercise prices:
     2004 Incentive Option Plan

	Exercise
	price per	Shares (in thousands)
Expiry date:	share	June 30, 2011	June 30, 2010
May 1, 2014	5.83	674	1,011
May 1, 2015	5.83	556	858
May 1, 2016	5.83	229	481
February 16, 2016	7.11	110	165
October 1, 2016	8.62	607	1,087

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
13. Equity-settled share-based payments (continued)
     2007/2008 Equity Incentive Plan

	Exercise price per	Shares (in thousands)
Expiry date:	share	June 30, 2011	June 30, 2010
Dec 1, 2017	12.82	1,151	1,969
Jan 30, 2019	13.40	700	1,050
Nov 1, 2019	13.40	18	27
Jan 30, 2020	12.82	35	53
Jan 30, 2020	13.40	81	121
Jun 30, 2020	13.40	22	—
Sep 1, 2020	13.40	44	—
Sep 1, 2020	12.82	15	—
     The following table shows the exercisable shares at period end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
June 30, 2011	4,243
June 30, 2010	3,220
     (b) Restricted Share Plan
     The Adecoagro 2010 Restricted Share Plan was effectively established in 2010 and is administered by the Compensation Committee of the Company. Restricted shares under the Restricted Share Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one ordinary share of the Company for each restricted share issued. For Restricted Share Plan, there are no performance requirements for the delivery of ordinary shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into ordinary shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.
     For the six-month period ended June 30, 2011 the Group incurred US$0.7 million related to the restricted shares granted under the Restricted Share Plan.
     The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.
     Key grant-date fair value and other assumptions under the Adecoagro 2010 Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011
Fair value	12.69	12.69	12.36
Possibility of ceasing employment before vesting	5%	10%	0%

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
13. Equity-settled share-based payments (continued)
     Movements in the number of restricted shares outstanding under the Adecoagro 2010 Restricted Share Plan are as follows:

Restricted shares
(thousands)
June 30, 2011
At January 1, 2011	—
Granted	427
Forfeited	—

At June 30, 2011	427

14. Trade and other payables

	June 30,	December 31,
	2011	2010
	(unaudited)
Non-current
Trade payables	3,125	4,239
Payable from acquisition of subsidiary	6,131	5,802
Taxes payable	1,518	1,331
Other payables	450	413

	11,224	11,785

Current
Trade payables	55,289	49,597
Payable from acquisition of subsidiary	6,162	5,802
Advances from customers	5,678	2,560
Amounts due to related parties (Note 25)	—	4,892
Taxes payable	4,429	4,967
Other payables	2,571	1,418

	74,129	69,236

Total trade and other payables	85,353	81,021

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
15. Borrowings

	June 30,	December 31,
	2011	2010
	(unaudited)
Non-current
Syndicated loan (*)	20,000	20,000
BNDES loan (*)	68,337	70,149
IDB facility (*)	33,940	42,837
Brazil Loan (*)	44,840	42,792
Deustche Bank loan (*)	32,000	35,000
Other bank borrowings	54,932	39,813
Obligations under finance leases	11	81

	254,060	250,672

Current
Bank overdrafts	79	209
Syndicated loan (*)	10,680	10,165
BNDES loan (*)	12,341	11,901
IDB facility (*)	16,926	16,384
Brazil Loan (*)	1,073	4,317
Deustche Bank loan (*)	18,365	15,379
Other bank borrowings	119,292	80,078
Obligations under finance leases	260	367

	179,016	138,800

Total borrowings	433,076	389,472

(*)	The Group was in compliance with the related covenants under the respective loan agreements.
     As of June 30, 2011, total bank borrowings include collateralized liabilities of US$327,384 (December 31, 2010: US$350,654). These loans are mainly collateralized by property, plant and equipment and shares of certain subsidiaries of the Group.
     The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	June 30,	December 31,
	2011	2010
	(unaudited)
Fixed rate:
Less than 1 year	54,655	52,326
Between 1 and 2 years	34,378	22,425
Between 2 and 3 years	8,327	7,661
Between 3 and 4 years	7,826	7,394
Between 4 and 5 years	6,124	5,920
More than 5 years	22,651	22,555

	133,961	118,281

Variable rate:
Less than 1 year	124,101	86,107
Between 1 and 2 years	86,415	70,905
Between 2 and 3 years	34,978	54,436
Between 3 and 4 years	17,517	17,506
Between 4 and 5 years	13,847	15,619
More than 5 years	21,986	26,170

	298,844	270,743

	432,805	389,024

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
15. Borrowings (continued)
     The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	June 30,	December 31,
	2011	2010
	(unaudited)
Currency
Argentine Peso	217	13
US Dollar	239,404	199,182
Uruguayan Peso	—	62
Brazilian Reais	193,455	190,215

	433,076	389,472

     Obligations under finance leases
     Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.
     Gross finance lease liabilities — minimum lease payments:

	June 30,	December 31,
	2011	2010
	(unaudited)
Not later than one year	275	396
Later than one year and not later than five years	11	81

	286	477
Future finance charges on finance leases	(15)	(29)

Present value of finance lease liabilities	271	448

16. Taxation
     Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Current income tax	(13,436)	1,039
Deferred income tax	682	23,611

Income tax (charge) / benefit	(12,754)	24,650

     There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2010.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
16. Taxation (continued)
     The gross movement on the deferred income tax account is as follows:

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Beginning of period	44,032	61,932
Exchange differences	(5,176)	(5,851)
IPO deductible expenses directly charged to equity (*)	(1,252)	—
Income tax benefit	(682)	(23,611)

End of period	36,922	32,470

(*)	See Note 12.
     The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(14,577)	31,538
Non-deductible items	(1,030)	(3,868)
Unused tax losses, net	2,569	(3,396)
Others	284	376

Income tax (charge) / benefit	(12,754)	24,650

17. Payroll and social security liabilities

	June 30,	December 31,
	2011	2010
	(unaudited)
Non-current
Social security payable	1,230	1,178

	1,230	1,178

Current
Salaries payable	6,836	3,471
Social security payable	2,820	2,223
Provision for vacations	6,457	6,155
Provision for bonuses	2,183	3,629

	18,296	15,478

Total payroll and social security liabilities	19,526	16,656

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
18. Provisions for other liabilities
     The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2010.
19. Sales

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	52,988	35,660
Sugar	42,900	12,526
Rice	33,444	30,365
Energy	13,011	3,058
Operating leases	2,364	1,679
Coffee	713	2,709
Services	597	613
Others	161	50

	146,178	86,660

Sales of agricultural produce and biological assets:
Soybean	39,237	39,510
Cattle for dairy production	701	336
Other cattle	511	1,204
Corn	18,729	12,845
Cotton	787	886
Milk	8,262	5,615
Wheat	9,497	3,069
Coffee	3,204	1,310
Sunflower	6,055	1,717
Barley	570	406
Seeds	35	349
Sorghum	946	1,050
Others	159	344

	88,693	68,641

Total sales	234,871	155,301

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Sales (continued)
     Commitments to sell commodities at a future date
     The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean, corn and coffee through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.
     The notional amount of these contracts is US$75.1 million as of June 30, 2011 (2010: US$49.4 million) comprised primarily of 117,628 tons of sugar (US$60.5 million), 30,244 tons of soybean (U$S 9.5 million), 9,869 tons of corn (US$1.6 million) and 775 tons of coffee (U$S 3.5 million) which expire between July 2011 and November 2011.
20. Expenses by nature
     The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Cost of agricultural produce and biological assets sold	79,890	61,616
Raw materials and consumables used in manufacturing activities	62,330	49,949
Services	8,453	5,794
Salaries and social security expenses (Note 21)	29,245	22,110
Depreciation and amortization	13,988	13,950
Taxes (*)	883	1,778
Maintenance and repairs	4,911	3,867
Lease expense and similar arrangements (**)	1,192	916
Freights	14,227	7,780
Export taxes / selling taxes	11,806	11,429
Fuel and lubricants	3,891	2,834
Others	11,545	8,288

Total expenses by nature	242,361	190,311

(*)	Excludes export taxes and selling taxes.

(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.
     For the six-month period ended June 30, 2011, an amount of US$96,086 is included as “Cost of manufactured products sold and services rendered” (June 30, 2010: US$75,560); an amount of US$88,693 is included as “Cost of agricultural produce sold and direct agricultural selling expenses” (June 30, 2010: US$68,641); an amount of US$33,508 is included in “General and administrative expenses” (June 30, 2010: US$28,655); and an amount of US$24,074 is included in “Selling expenses” as described above (June 30, 2010: US$17,455).

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
21. Salaries and social security expenses

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Wages and salaries	21,967	17,112
Social security costs	6,124	4,008
Equity-settled share-based compensation	1,154	990

	29,245	22,110

Number of employees	5,852	5,749

22. Other operating (loss)/ income, net

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Gain from commodity derivative financial instruments	3,649	8,931
Loss from onerous contracts — forwards	(5,632)	—
Gain from disposal of other property items	335	654
Others	1,344	3

	(304)	9,588

23. Financial results, net

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Finance income:
- Interest income	2,468	647
- Foreign exchange gains, net	713	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	9,812	655
- Other income	618	1,106

Finance income	13,611	2,408

Finance costs:
- Interest expense	(17,135)	(12,122)
- Foreign exchange losses, net	—	(4,221)
- Taxes	(2,292)	(1,076)
- Other expenses	(5,227)	(1,139)

Finance costs	(24,654)	(18,558)

Total financial results, net	(11,043)	(16,150)

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
24. Earnings per share
     (a) Basic
     Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period (Note 12).

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Gain/(loss) attributable to equity holders of the Group	27,569	(69,170)
Weighted average number of shares in issue (thousands)	118,843	120,000

Basic gains/(losses) per share	0.2320	(0.5764)

     (b) Diluted
     Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted shares. For these equity-settled share options, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options.

	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Gain / (loss) attributable to equity holders of the Group	27,569	(69,170)

Weighted average number of shares in issue (thousands)	118,843	120,000
Adjustments for:
- Employee share options (thousands)	809	(*	)
- Restricted shares (thousands)	27	(*	)

Weighted average number of shares for diluted earnings per share (thousands)	119,679	120,000

Diluted earnings per share	0.2304	(0.5764)

(*)	The effects of anti-dilutive potential shares are ignored in the earnings per share calculation at June 30, 2010. All shares are anti-dilutive in a loss period because they would decrease a loss per share.
     As explained in Note 12, on January 24, 2011 the Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$1 to US$1.5. Accordingly, the calculation of basic and diluted earnings per share for all periods presented had been adjusted retrospectively.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
25. Related-party transactions
     The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income		Balance receivable (payable)
		Description of	June 30,	June 30,	June 30,	December
Related party	Relationship	transaction	2011	2010	2011	31, 2010
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	8,262	5,615	—	—
		Receivables from
		related parties
		(Note 9)	—	—	2,704	1,662

Mario Jorge de Lemos	(i)	Cost of manufactured
Vieira/ Cia Agropecuaria		products sold and
Monte Alegre/ Alfenas		services rendered (ii)	—	(1,236)	—	—
Agricola Ltda/Marcelo		Receivables from
Weyland Barbosa Vieira/		related parties
Paulo Albert Weyland		(Note 9)	—	—	—	291
Vieira		Payables (Note 14)	—	—	—	(4,892)

UMA members	(i)	Tax credit	—	(3,991)	—	—

Ospraie	(i)	Consent fee (iii)	(3,000)	—	—	—

Management and	Employment	Compensation
selected employees		selected employees
		(iv)	(3,146)	(2,937)	(13,713)	(13,659)

(i)	Shareholder or affiliate of shareholder of the Company.

(ii)	Relates to agriculture partnership agreements (“parceria”).

(iii)	One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.

(iv)	Includes compensation expense under equity-settled share-based payments (Note 13).
26. Events after the date of the statement of financial position
     As regard the Senior Secured Loan facility with Deutsche Bank AG, dated July 28, 2010, which bears interest at a variable rate of LIBOR plus 8.5% per annum, on August 3, 2011 the Group fully prepaid the outstanding capital. This optional prepayment amounts to US$47.7 million including interest accrued until the prepayment date. Additionally, the Company paid the premium fee of 2.5% of the principal outstanding amount to be able to make the prepayment, equivalent to US$1.1 million.